[Letterhead of Barnes & Thornburg LLP]

May 14, 2014

Perry Hindin
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Scio Diamond Technology Corporation
Preliminary Consent Statement on Schedule 14A
Filed April 14, 2014 by Thomas P. Hartness, et al.
File No. 0-54529

Soliciting materials filed pursuant to Exchange Act Rule 14a-12
Filed April 18 and 24, 2014 by Thomas P. Hartness, et al.
File No. 0-54529

Schedule 13D Amendment Nos. 1 and 2
Filed March 24 and April 14, 2014
Filed by Thomas P. Hartness Revocable Trust, et al.
File No. 5-87042

Dear Mr. Hindin:

On behalf of Save Scio (“Save Scio,” “we” or “us”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter dated May 1, 2014, with respect to the filings referenced above.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

With this letter, Save Scio is filing a revised Consent Statement (the “Consent Statement”).  All page references in the responses set forth below are to the pages of the revised, filed Consent Statement. All capitalized terms not herein defined have the meanings ascribed to them in the Consent Statement.

In addition, in response to the Commission’s request at the end of your letter dated May 1, 2014, attached hereto as Exhibit A is a written statement by each filing person, other than Michael McMahon, acknowledging that:

Perry Hindin
May 14, 2014

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. McMahon did not sign the written statement.  Nevertheless, Mr. McMahon has affirmed his agreement to be named as a Nominee in the Consent Statement and to act as a director, if elected.  We would note that in our responses to Comments 15 and 16 below, and in our revisions to the disclosure in the Consent Statement, we have included disclosure regarding Mr. McMahon’s consent to being named as a Nominee and to act as a director, if elected, and his statements regarding Save Scio’s efforts to reform corporate governance at the Company.  We would be amenable to, at the Commission’s request, including disclosure in the Consent Statement noting Mr. McMahon’s failure to sign the written statement.

Preliminary Consent Solicitation Statement

General

1.
We refer you to the Form 8-K filed by the Company on April 14, 2014. Please revise the disclosure to address the Board’s recent adoption of the Amended and Restated Bylaws which, among other changes, removed the ability of stockholders to act by written consent and prohibits shareholders from taking action without a meeting, unless approved in advance by the Board of Directors.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on pages 2, 7-8, 12-14, and 30 of the Consent Statement has been revised.

2.	Disclose the effect of the Amended and Restated Bylaws on the consent solicitation.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on pages 2, 7-8, and 30 of the Consent Statement has been revised.  Assuming that the Amended and Restated Bylaws are valid and effective, we respectfully submit that, because the Amended and Restated Bylaws do not prohibit stockholder action by written consent in all instances, but only in those instances where the Board has not granted advance consent to so act, any attempted stockholder action by written consent is potentially valid unless and until the Board has declined to grant advance consent to act.  If the Board grants advance consent to the adoption of our proposals by written consent, assuming all other legal requirements are satisfied, consents granted pursuant to our consent solicitation will be valid.  If the Board does not grant such advance consent, consents granted pursuant to our consent solicitation will not be valid.

Perry Hindin
May 14, 2014

3.
We note that the participants have stated in soliciting materials filed on April 24, 2014 that “[t]he bylaws Scio attempted to adopt are illegal” and that “Scio continues to violate the law.” Please revise the consent solicitation statement to provide support for these statements. In light of these statements, also disclose whether the participants intend to challenge the Amended and Restated Bylaws in a court of law.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on pages 7-8 and 30 of the Consent Statement has been revised.

4.
We refer you to the Form 8-K filed by the Company on April 16, 2014. Please revise the disclosure to address the Board’s recent approval of a shareholder rights plan and the plan’s effect on the consent solicitation.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on page 8 of the Consent Statement has been revised.

Letter to Stockholders

5.	Supplement the first paragraph or footnote 1 to clarify the percentage of shares held by Save Scio members on an undiluted basis.

Response:  In response to the Staff’s comment, the disclosure in footnote 1 of the letter to stockholders has been revised.

Who is making this solicitation? Page 4

6.	Revise the second sentence of this section. There is no section in the Consent Statement entitled “Persons Who May Be Participants in the Solicitation of Written Consents.”

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on page 5 of the Consent Statement has been revised.

Why are we soliciting your consent? Page 4

7.	Provide support for the statement that the Company has “consistently underperformed as a result of factors including, but not limited to, poor oversight by the current Board.”

Response:  In response to the Staff’s comment, certain materials supporting Save Scio’s statement referenced above and in Comments 30 and 31 are being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Exchange Act Rule 12b-4.  We would request that these materials be returned promptly following completion of the Staff’s review thereof and have requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Perry Hindin
May 14, 2014

Scio is a successor to an entity that dates back more than two decades.  There is an extensive history of the entity’s underperformance over that time period as the entity has never made a profit.  Nevertheless, Save Scio will limit its comments herein to the time period since August 5, 2011—the date on which Scio acquired the assets of the predecessor entity and Adams was appointed as the Company’s Chairman of the Board of Directors.  Please refer to the Company’s 8-K filed August 11, 2011.

According to the Company’s description of its market and product, Scio’s

“cultured diamonds possess the same qualities and characteristics of their mined diamond counterparts . . . The Company will execute on a demand driven business model in the estimated $70 billion annual diamond jewelry market.  We intend to address what we believe will initially be a $1.0 billion market and potentially a $10 billion market as acceptance of laboratory created, or over time [sic] . . . As stated previously, the industry shares this view and forecasts the market for cultured diamonds is expected to reach $1.5 to $2.0 billion by 2015.”

Please refer to the Company’s 8-K filed August 18, 2011.  Against this description of Scio’s market, the Company projected “Year One” “total sales of approximately $980,000.”  Please refer to the Company’s 8-K filed August 18, 2011.  For “Year Two,” the Company projected “total sales of $9,000,000.”  Please refer to the Company’s 8-K filed August 18, 2011.

In contrast to such projections, the Company reported $0 in revenue for the period ended March 31, 2012.  Please refer to the Company’s 10-K for the fiscal year ended March 31, 2012 (losses over $2 million).  For the fiscal year ended March 31, 2013, the Company reported revenue of $881,748.  Please refer to the Company’s 10-K for the fiscal year ended March 31, 2013.  During those same periods, the Company reported losses of more than $2 million for the fiscal year ended March 31, 2012 and $7.2 million for the fiscal year ended March 31, 2013.  Although the Company has not yet filed its 10-K for the fiscal year ended March 31, 2014, through the third quarter of that year the Company reported revenue of $343,915 and a net loss of more than $800,000.  Please refer to the Company’s 10-Q for the quarterly period ended December 31, 2013.  Similarly, since its high (since Adams’ involvement) on October 24, 2011 through April 11, 2014 (the date of the last trade prior to the April 14, 2014 filing of the Consent Statement), Scio’s stock price fell from $4.45 to $0.26, a loss of more than 94%.  We would submit that, by any metric, the Company has underperformed in relation to its projections provided to Stockholders under the leadership of the Board.

During this same time of low revenues and millions of dollars of losses, the Board has continually distributed to itself significant fees, bonuses and shares, including:

•	Compensation and bonuses to directors in the amount of $196,000 for the fiscal year ended March 31, 2013;

Perry Hindin
May 14, 2014

•	Compensation and bonuses to directors in the amount of $140,208 for the fiscal year ended March 31, 2012;

•	$19,658 paid to a law firm affiliated with the Board for professional and consulting services between April 1, 2013 and December 31, 2013;

•	$106,229 and $239,988 paid to a law firm affiliated with the Board for professional and consulting services in fiscal years ended March 31, 2013 and March 31, 2012, respectively;

•	Consulting payments to directors Monahan and Strous of $45,000 for the nine months ended December 31, 2013;

•	The payment of $25,000 to director Strous to evaluate a report of the Company’s counsel;

•	Indemnification payments to Adams and Monahan of 1,000,000 shares and $117,306 in relation to a settlement of a lawsuit alleging their wrongful acts;

•	The issuance of warrants to purchase 50,000 shares to director Strous during fiscal year 2013; and

•	The issuance of options to directors to purchase 68,750 shares for services rendered through October 1, 2013 relating to calendar year 2013.

We believe that the foregoing supports the proposition that distributions of cash and shares to directors while the Company has consistently underperformed as compared with its projections constituted poor oversight by the Board and contributed to the Company’s multi-million dollar losses.

When is the deadline for submitting consents? Page 5

8.
Disclosure here states that “we will submit all consents we have received to the Company prior to or immediately upon receiving consents representing more than 50% of the issued and outstanding Common Stock consenting in the affirmative on either of the proposals described in this Consent Statement.” (Emphasis added). The Consent Statement has three proposals. Please reconcile.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on page 8 of the Consent Statement has been revised.

Perry Hindin
May 14, 2014

Who is paying for the solicitation on behalf of Save Scio? Page 6

9.	Revise to correct the referenced date of the Voting Agreement to April 14, 2014. Please make a corresponding correction to the disclosure on page 15, which references a date of April 9.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on pages 9 and 21 of the Consent Statement has been revised.

Proposal No. 1: Repeal of Any Amendments to the Bylaws Adopted…, page 8

10.
The description of the proposal, to repeal any amendments to the Bylaws “adopted by the Board without approval of Stockholders after May 13, 2010 and that is inconsistent with or disadvantageous to the election of the Nominees or other proposals presented in this Consent Statement” (emphasis added), differs from the actual language of Proposal No. 1, which simply refers to repealing any amendments adopted by the Board without approval of Stockholders after May 13, 2010. Please reconcile. If the description of the proposal is the actual intent of the proposal, please revise Proposal No. 1 accordingly and supplement this section to specifically identify the specific bylaws meeting this description. If the filing persons intend to modify the description of the proposal to match the actual proposal, please disclose, if true, that the proposal could have the effect of repealing a bylaw amendment that is not inconsistent with or disadvantageous to the election of the Nominees or other proposals presented in this Consent Statement.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on pages 5 and 11 of the Consent Statement has been revised.

Proposal No. 2: Adoption of Amended and Restated Bylaws, page 10

11.
Disclosure in this section states that “Save Scio believes that it is in the best interests of the Company and its Stockholders that the Amended and Restated Bylaws be adopted to permit the Nominees to exercise their rights as directors if and when elected. Regardless of whether the Nominees are elected to the Board, Save Scio believes that the Amended and Restated Bylaws improve the corporate governance of the Company by providing bylaws more appropriate for a publicly reporting company.” Please either confirm that the examples summarized on page 10 represent all the amendments to the bylaws that meet these criteria or supplement the disclosure to assure that any and all relevant amendments are discussed.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on pages 5 and 12-14 of the Consent Statement has been revised.

Perry Hindin
May 14, 2014

Proposal No. 3: Election of Directors, page 10

12.
Refer to Article III Section 3 of the Consent Statement’s Amended and Restated Bylaws which allows any vacancy occurring in the board to be filled by appointment by a majority vote of the directors then in office, though less than a quorum. Supplement the disclosure to explain how adoption of all three proposals would prevent the current Board from ignoring the stockholder consent of Proposal No. 3, if successful, and simply filling the vacancies itself. Doing so would appear to be consistent with the proposed Amended and Restated Bylaws.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on page B-2 and B-3 of Annex B of the Consent Statement has been revised.  Article III, Section 3 of the proposed Amended and Restated Bylaws provides that stockholders can fill vacancies by election at an annual or special meeting. Article II, Section 6 of the proposed Amended and Restated Bylaws provides that any action required or permitted to be taken by the stockholders at an annual or special meeting may be taken without a meeting if the majority of stockholders entitled to vote on the proposal (or any different proportion of voting power required for the action at the meeting) consent to the proposal in writing.  We respectfully submit that the proposed Amended and Restated Bylaws authorize the stockholders to fill the vacancies which would be created by the adoption of Proposal 2 through action by written consent.  If all three of our proposals are adopted, the newly created seats on the Board will be filled by the stockholders acting by written consent, and there will be no additional vacancies for the Board to fill.  The proposed Amended and Restated Bylaws do not authorize the Board to ignore or override the stockholders’ action by consent.

13.
Please revise the disclosure to describe more specifically the principal occupations and employment during the past five years of Messrs. Wolkowitz, Mack and Kobrovsky. Please refer to Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K. To the extent these individuals were not employed during the past five years, please state so explicitly.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on pages 15-16 and 19 of the Consent Statement has been revised.

14.
Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the nominees should serve as directors, in light of the Company’s business and structure. Please refer to Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on pages 15-20 of the Consent Statement has been revised.

Perry Hindin
May 14, 2014

15.
Disclosure on page 14 indicates that each of the Nominees has consented to being named as a Nominee in the Consent Statement and, if elected, to serving as a director of the Company. Given Mr. McMahon’s statements in the press release attached to Company’s soliciting materials filed on April 22, 2014, please update this disclosure to reflect any change in Mr. McMahon’s consent.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on page 6 of the Consent Statement has been revised.

16.
Please also supplement the disclosure in an appropriate section of the Consent Statement to reflect Mr. McMahon’s statements made in the press release attached to Company’s soliciting materials filed on April 22, 2014. In particular, we note that Mr. McMahon has publicly stated that:

•	he does not “have any plans on working with” Save Scio;
•	he does “not otherwise support [Save Scio’s] proposals in any manner;”
•	“the proposals and maneuvers” [like that of Save Scio] “are detrimental to all of [the Company’s] shareholders;”
•	“the management team of Scio has and will continue to support and execute the actions of the Board;” and
•	“in [his] judgment, during [his] tenure as CEO, the Board’s actions have intended to enhance and protect shareholder value.”

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on page 6 of the Consent Statement has been revised.

17.
Disclosure on page 15 indicates that if elected, the Nominees would be a majority of the directors. Please disclose whether this would constitute a change of control under any of the Company’s compensation plans or material agreements, including employment and severance agreements with executive officers, and the effects if any, resulting from such change of control. For example, disclose whether any change of control payments would be due or any Company obligations (through debt or otherwise) would become due or accelerated, including the acceleration of vesting under any of the Company’s outstanding equity awards.

Response:  The election of the Nominees would not constitute a change of control under any of the Company’s compensation plans or material agreements, including employment and severance agreements with executive officers.  There would also not be any other material effects resulting from the election of the Nominees, including change of control payments becoming due or any Company obligations (through debt or otherwise) becoming due or accelerated, including the acceleration of vesting under any of the Company’s outstanding equity awards.

Perry Hindin
May 14, 2014

Arrangements between Save Scio and the Nominees, page 15

18.	Please advise how clause (iii) is consistent with Save Scio’s proposal to amend and restate the bylaws or clarify the intent of this provision.
Response:  We respectfully submit that the intent of clause (iii) is to vote against any action, proposal, transaction or agreement which would prevent the adoption of our proposals. The vote of the members of Save Scio for the amendment of the Bylaws as proposed in the Consent Statement is consistent with this intent.

Compensation of the Company’s Directors, page 16

19.
Please provide the disclosure required by Item 8 of Schedule 14A with respect to Michael McMahon and to the extent applicable, Bernard McPheely. We note that Mr. McPheely resigned from the board on May 13, 2013 and therefore served on the board for a portion of the Company’s fiscal year ending March 31, 2014. To the extent Mr. McPheely received any director compensation during that interim period, it would appear such compensation would be reportable under Item 402(r) of Regulation S-K.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on pages 21-25 of the Consent Statement has been revised.

20.
We note the disclosure on page 16 that “if any of the Nominees are not available for election, the persons named on the [BLUE] consent card may designate such other nominee or nominees to be elected to the Board.” Please confirm that should the participants lawfully identify or nominate substitute nominees before delivering the requisite consents to the Company, the participants shall file an amended consent solicitation statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised consent solicitation statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response:  We confirm that we will so comply in the event that we identify or nominate substitute nominees before delivering the requisite consents to the Company.

21.
Disclosure on page 16 states that “[i]t is possible that some, but not all, of the vacancies on the Board created pursuant to Proposal No. 2, if effected, will not be filled.” The same paragraph also includes this statement, “[t]o the extent that a Nominee is elected by you but such Nominee cannot serve because there is no vacancy...” Please describe the scenarios under which these particular situations would arise.

Response:  With regard to the first scenario described above, it is possible that, in the event Proposal No. 2 is enacted and the size of the Board is increased to 10, that one or more of our Nominees will not be able to serve as directors for a variety of reasons, such as physical incapacity or a decision by those Nominees not to serve, and that we will not be able to recruit replacement nominees.  It is also possible that in such event the Board would simply decline to fill those new vacancies pursuant to the Bylaws.

Perry Hindin
May 14, 2014

With regard to the second scenario described above, it is possible that one or more of our Nominees may receive the number of consents which would otherwise be required to elect such Nominees at a stockholder meeting or action by written consent, but are unable to serve as directors because the size of the Board was not increased by the Board or because our Proposal No. 2 was not enacted by stockholder consent.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 18

22.
We note the first paragraph of this section. Notwithstanding that Save Scio was not able to review the Company’s annual report for the fiscal year ended March 31, 2014 or its proxy statement on Schedule 14A for the 2014 annual meeting, please revise the table to provide the disclosure required by Item 402 of Regulation S-K. Refer to Item 6 of Schedule 14A. Note that Item 402(b) requires disclosure regarding security ownership of management as of the most recent practicable date. At a minimum, such information would appear to be available in the Company’s annual report for the fiscal year ended March 31, 2013. In addition, we refer you to the soliciting material filed by the Company pursuant to Exchange Act Rule 14a-12 on April 22 and in particular, the disclosure under the heading “Participants in the Solicitation.” Such disclosure indicates that to the extent holdings of the Company’s securities by the Company’s directors and executive officers have changed since the amounts printed in the Company’s 2013 annual report, such changes have been reflected on Forms 3 and 4 filed with the Commission. Furthermore, we note that one of Save Scio’s nominees is the Company’s chief executive officer.  Based on above, it appears that Save Scio can provide all of the information required by Item 6 of Schedule 14A. Please revise this section accordingly.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on pages 25-27 of the Consent Statement has been revised.

23.
Revise the column in the table entitled “Number of Shares Beneficially Owned” for Save Scio to reflect the group’s beneficial ownership reported on the Schedule 13D filed on April 14, 2014. It appears that the table on page 18 does not reflect 2.5 million shares issuable to a Thomas P. Hartness affiliate upon the exercise of warrants. Refer to the last sentence of Item 403(a) of Regulation S-K.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on pages 25-27 of the Consent Statement has been revised.

Procedural Instructions, page 21 and Consent, page C-2

24.
Revise Proposal 1 and Proposal 2 on the Consent to provide stockholders with the choice to withhold consent. Refer to Exchange Act Rule 14a-4(b)(1). Conform the disclosure on page 21 under the headings “The Bylaw Repeal Proposal” and “The Bylaw Adoption Proposal” to be consistent with these changes.

Perry Hindin
May 14, 2014

Response:  We respectfully submit that the ability of stockholders to “withhold” consent is essentially meaningless in the context of a consent solicitation, as failure to “consent” to a proposal or marking “abstain” is effectively a vote against the proposal, as required by Exchange Act Rule 14a-4(b)(1).  Because the threshold for stockholder action without a meeting under Nevada law is a majority of the voting stock issued and outstanding, and not that the votes in favor of a proposal be more than votes against a proposal, as is often the case in proxy solicitations as opposed to consent solicitations, we believe that providing stockholders the opportunity to “consent” or “abstain” from consenting to a proposal provides a clear alternative for stockholders.  We would note that an explanation of this is already included in the Consent Statement.

Consent Procedures, page 22

25.	Please update this disclosure to reflect the Board’s adoption of the Amended and Restated Bylaws.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on pages 2, 7-8, 12-14, and 30 of the Consent Statement has been revised.

Incorporate by Reference, page 22

26.
In addition to the statements made in this section, we refer you to the last paragraph on page 20 and the statement on page 16 that “disclosure of Mr. McMahon’s compensation pursuant to Item 402 of Regulation S-K will be disclosed in the Company’s annual report to Stockholders or proxy statement for the 2014 Annual Meeting, if and when it becomes available.” We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. We remind you that reliance upon Rule 14a-5(c) is limited to information contained in any other proxy soliciting material which has been furnished to each person solicited in connection with the same meeting or subject matter. While it appears that the participants could utilize Rule 14a-5(c) were the Company to file a consent revocation statement containing information required to be included in the Consent Statement, we do not believe the participants could do so if the Company were to file its annual meeting proxy statement.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on pages 21-25 of the Consent Statement has been revised.

27.
In addition, we also believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. If the participants plan to disseminate their Consent Statement prior to the distribution of the Company’s consent revocation statement, the participants must undertake to provide any omitted information to security holders in the form of a consent statement supplement. Please advise us as to the participants’ intent in this regard.

Perry Hindin
May 14, 2014

Response:  As noted in our response to Comment 26 and due to our revision of the disclosure in the Consent Statement on pages 21-25 of the Consent Statement, we do not need to rely upon Rule 14a-5(c) for any of the disclosure in the Consent Statement.

Interests of Participants in the Solicitation of Written Consents, page A-5

28.
Disclosure here indicates that the members of Save Scio beneficially own in the aggregate 9.7% of the shares of Common Stock outstanding. Please reconcile the paragraph preceding the table and the table itself with the Schedule 13D filed on March 24, 2014 and the first paragraph of the letter to stockholders located at the beginning of the Schedule 14A indicating that the members of Save Scio own more than 14% of the shares of Common Stock outstanding. Based on the Schedule 13D, a Thomas Hartness affiliate beneficially owns 5 million shares, of which 2.5 million shares are issuable upon exercise of warrants. Consider revising the table and footnote 3 to the table accordingly.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on page A-2 of the Consent Statement has been revised.

Annex B

29.
With a view towards disclosure, please provide on a supplemental basis a document marked to show changes between the Amended and Restated Bylaws included in this Consent Statement and the current Amended and Restated Bylaws.

Response:  In proposing the Amended and Restated Bylaws, we determined that the Company’s bylaws as a whole were not adequate for a publicly reporting Nevada corporation, and that the bylaws as a whole needed to be replaced.  We believe that certain provisions in Scio’s original bylaws which carried over into the Amended and Restated Bylaws violate the express provisions of Nevada law.  As a result, our proposed Amended and Restated Bylaws included in the Consent Statement are essentially new bylaws, and we would respectfully submit that a document marked to show changes between the proposed Amended and Restated Bylaws included in the Consent Statement and the current Amended and Restated Bylaws or the bylaws in effect prior to April 8, 2014 would not be helpful.  We have included, however, in response to Comment 10, enhanced disclosure to describe the ways in which the Amended and Restated Bylaws included in the Consent Statement differ from the current Amended and Restated Bylaws and from the bylaws in effect prior to April 8, 2014.

Perry Hindin
May 14, 2014

Soliciting Materials Filed on April 18 and April 24, 2014

30.
We note that the filing persons have made statements in their soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company’s management and board of directors, all without adequate factual foundation. The following are examples of such statements:

•
“Save Scio is disappointed that Scio Diamond Technology Corporation’s (OTCBB: SCIO) Board of Directors is trying to rob stockholders of their ability to elect the management of their corporation by written consent;”

•	“We want to reverse the continuing actions of the current Board that have deprived the Company of any chance of success;”
•	“Scio has been run as a personal piggy bank by “Founders” Ed Adams and Robert Linares;”
•	“The real trick in covering his tracks was trying to keep the Apollo stockholders from suing by selling them cheap shares, and in the process wildly diluting existing Scio stockholders;” and
•	“Wiping out millions in investors’ money while enriching yourself does not ‘enhance and protect stockholder value.’”

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

Response:  Save Scio appreciates the Commission’s rules and guidelines against impugning the character, integrity or personal reputation of a company’s management  and board of directors without factual support.  However, every statement by Save Scio in its public filings is entirely supported by the factual record, and Save Scio has been conscious of the need to ensure that every statement made in its filings is supported by independent documentation.

Save Scio has caused to be submitted supplementally to the Staff under separate cover certain materials supporting Save Scio’s statements referenced above and in Comments 7 and 31. Each of these submissions has been made together with a request that the submitted materials be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 12b-4 under the Exchange Act.

Factual support for the above statements is provided as follows:

Perry Hindin
May 14, 2014

 “Save Scio is disappointed that Scio Diamond Technology Corporation’s (OTCBB: SCIO) Board of Directors is trying to rob stockholders of their ability to elect the management of their corporation by written consent.”

Scio’s Bylaws in place since formation allowed stockholders to take action by written consent.  Similarly, Nevada’s corporate code is consistent with Scio’s original Bylaws allowing stockholders to take action by written consent.  Through the stockholder consent process in existence under Scio’s original Bylaws and permitted by Nevada statute, Scio’s stockholders had the power to appoint new directors to the Board.

However, contemporaneous with Save Scio’s filing of its Consent Statement, the Board adopted and the Company disclosed the Amended and Restated Bylaws that purported to preclude stockholders from acting by written consent of the stockholders.  As described in greater detail herein, Save Scio believes that Scio’s purported adoption of the Amended Bylaws and revocation of the stockholder consent rights are improper under Nevada law.  Putting aside the question of whether the Amended Bylaws are valid, given the Board’s failure to call an annual meeting and to set a date for this year’s annual meeting, along with the Board’s lack of response to our request for advance approval to act by written consent, the Board has in effect taken away the ability of the stockholders to elect new directors by written consent.  All of this information is in the public filings of the Company.  Accordingly, Save Scio’s statement is entirely consistent with and supported by the factual record in the Company’s public filings.

“We want to reverse the continuing actions of the current Board that have deprived the Company of any chance of success.”

As detailed herein, the Board has adopted the Amended and Restated Bylaws that, among other limitations on stockholder power, purported to preclude stockholders from acting by written consent of the stockholders.  Similarly, the Board has adopted a “poison pill” plan to try to stop stockholders from attempting to organize as a group to vote in favor of measures that will elect new directors.

We would refer the Commission to our response to Comment 7 for specific facts supporting the above statement.

Save Scio’s efforts as set forth in the Consent Statement are aimed at reversing the Amended Bylaws and the Poison Pill.  The Company’s mounting losses places it in a perilous position going forward.  We believe that the above supports the proposition that Save Scio is attempting to reverse the actions of the Board that have placed the Company at serious risk of failure.

“Scio has been run as a personal piggy bank by “Founders” Ed Adams and Robert Linares.”

Perry Hindin
May 14, 2014

As described above, the Company has reported low revenues and multi-million dollar losses.  Despite such significant failures, Adams and Robert Linares have taken millions of dollars out of the Company and its predecessor entity.

•	Brokerage firms owned by Adams have received more than $3 million dollars in fees.

•	Adams’ law firm has received hundreds of thousands of dollars in fees.

•	With regard to the current iteration of the Company alone, Adams, Linares and other Board members have received:

o	Compensation, consulting payments and bonuses in the amount of more than $400,000.

o	Payments to entities affiliated with directors in the amount of more than $350,000.

o	Warrants and options for thousands of shares of the Company.

Given the factual record of millions of dollars of losses combined with millions of dollars paid to Adams and individuals or entities affiliated with Adams, Save Scio believes there is ample evidence that the Board has treated the Company’s funds as their own.

“The real trick in covering his tracks was trying to keep the Apollo stockholders from suing by selling them cheap shares, and in the process wildly diluting existing Scio stockholders.”

The Company acquired its assets from Apollo Diamond, Inc. and Apollo Diamond Gemstone Corporation (the “Apollo Entities”).  The shareholders of Apollo Diamond approved the sale of its assets through a proxy solicitation in March 2011 (the “Apollo Diamond Proxy Solicitation”).  The Apollo Diamond Proxy Solicitation represented that in return for the proposed transaction, each of the Apollo Diamond shareholders would receive a warrant to purchase a share of Scio for $0.01.  By August 2011, the Company reported in its filings with the Commission that it possessed the assets of Apollo Diamond.  However, from August 5, 2011 through May 15, 2012, Scio’s filings with the Commission contained no disclosure of any obligation to issue millions of warrants at $0.01 per share to Apollo Diamond stockholders.  During this time period, millions of shares of Common Stock were sold by the Company and traded in the market.  During this period, the Company reported that it had roughly 25 million shares outstanding as of December 31, 2011.  Please refer to the Company’s 10-Q for the period ended December 31, 2011 at F-1.  By the beginning of May 2012, it had been more than a year since the Apollo Diamond, Inc. stockholders had approved the transaction, but none had received any indication that they would receive any warrants of a successor entity, and began threatening legal action.  At least one lawsuit was filed against Adams, Monahan and the

Perry Hindin
May 14, 2014

Company regarding such matters.  In response, on May 15, 2012, the Company filed an 8-K, amending an 8-K originally dated August 21, 2011, that for the first time disclosed an intention to issue warrants to acquire 16 million shares of Common Stock in Scio for $0.01 per share.  Following this plan, the Board approved the issuance of millions of shares to Apollo Diamond, Inc. to try to avoid further suits while diluting existing Scio stockholders by roughly 50%.  Again, Save Scio believes that the above provide ample factual support for its statements.

“Wiping out millions in investors’ money while enriching yourself does not ‘enhance and protect stockholder value.’”

As described herein, the Company’s stockholders are comprised of investors who purchased stock in the Apollo Entities and directly in the Company.  According to the Form D filings of both the Apollo Entities and the Company, stockholders invested millions of dollars in the Company and its assets.  Scio has since reported millions of dollars in losses.  At the same time, as documented herein, Adams and Board have paid out to themselves—from money raised from investors—millions of dollars through board fees and bonuses, consulting payments, and payments to affiliated entities.  During this time period of enormous payments to directors and their affiliated entities, the stock price has dropped 94%.  Save Scio believes this record firmly establishes that the Board has wiped out millions of dollars in investor money while enriching themselves.

31.
Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable factual basis for each opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis with a view toward disclosure. In addition, as to matters for which the filing persons do not have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials. The following statements are representative of those which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion.

•	“Rather than…have a meeting of stockholders—something they are legally required to do—” (emphasis added)

•	“Adams has funneled tens of thousands of dollars to his law firm while continuing to pay significant fees and even bonuses to directors”

•	“Adams managed to secure Apollo Diamond’s equipment ‘valued from a replacement perspective at $15-23 million’ for only $2 million—all to the detriment of then-Apollo Diamond stockholders.”

Perry Hindin
May 14, 2014

Response:  Save Scio maintains that the statements made in its public filings cited above are supported by the factual record, and Save Scio has been conscious of the need to ensure that every statement made in its filings is supported by independent documentation.

Save Scio has caused to be submitted supplementally to the Staff under separate cover certain materials supporting Save Scio’s statements referenced above and in Comments 7 and 30. Each of these submissions has been made together with a request that the submitted materials be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 12b-4 under the Exchange Act.

Factual support for the above statements is provided as follows:

“Rather than…have a meeting of stockholders—something they are legally required to do—”

The Company has not held a meeting of stockholders since August 5, 2011.  Nevada’s corporate code includes numerous provisions with regard to requirements for an annual meeting of the stockholders.  See, e.g., NRS 78.330 (providing for election of directors at annual meeting); NRS 78.370 (describing notices to stockholders); NRS 78.379 (stockholder voting rights).  Similarly, both the Company’s original and the Amended and Restated Bylaws included specific provisions governing an annual meeting of the stockholders.  Further, NRS 78.345 grants courts the power to order an election of directors consistent with an election at an annual meeting of such an election has not occurred within 18 months.  All of these imply a legal obligation of Nevada corporations to hold annual meetings.

“Adams has funneled tens of thousands of dollars to his law firm while continuing to pay significant fees and even bonuses to directors.”

Without addressing fees and payments to Adams and his affiliated entities prior to the August 5, 2011, Scio’s SEC filings detail the following payments to Adams’ law firm and the directors:

•	Compensation and bonuses to directors in the amount of $196,000 for the fiscal year ended March 31, 2013.

•	Compensation and bonuses to directors in the amount of $140,208 for the fiscal year ended March 31, 2012.

•	$19,658 paid to Adams Monahan LLP for professional and consulting services between April 1, 2013 and December 31, 2013.

Perry Hindin
May 14, 2014

•	$106,229 and $239,988 paid to Adams Monahan LLP for professional and consulting services in fiscal years ended March 31, 2013 and March 31, 2012, respectively.

•	Consulting payments to Monahan and Strous of $45,000 for the nine months ended December 31, 2013.

•	$25,000 to Strous to evaluate a report of the Company’s counsel.

•	Indemnification to Adams and Monahan of 1,000,000 shares and $117,306 in relation to a settlement of a lawsuit having no relationship to the Company.

•	Issuance of a warrant to purchase 50,000 shares to Strous during the fiscal year ended March 31, 2013.

•	Issuance of options to Adams, Linares and Strous to purchase 68,750 shares for services rendered through October 1, 2013 relating to calendar year 2013.

“Adams managed to secure Apollo Diamond’s equipment ‘valued from a replacement perspective at $15-23 million’ for only $2 million—all to the detriment of then-Apollo Diamond stockholders.”

Apollo Diamond stockholders approved, through a “Proxy Statement for 2011 Special Meeting of Stockholders” prepared by Adams Monahan LLP, the transaction whereby Apollo Diamond’s assets were transferred to the first entity known as Scio Diamond Technology Corporation.  As set forth in that proxy statement, the stockholders approved the transaction in return for approximately $2 million.  Despite obtaining approval for the transaction through the proxy statement prepared by Adams’ law firm, Adams wrote an email dated May 6, 2011 stating as follows:  “To provide perspective on this transaction, Scio is acquiring the assets of Apollo for $2 million.  The equipment being acquired alone is valued from a replacement perspective at $15-23 million.”

Schedule 13D

32.
Section 3 of the Voting Agreement, attached as Exhibit 99.3 to Amendment No. 2 to Schedule 3D filed on April 14, 2014 indicates that each Group Member, as defined in the Voting Agreement, appointed Mr. McPheely its proxy and attorney-in-fact, to vote or act by written consent during the term of the Voting Agreement. Section 3 also indicates that such proxy and power of attorney shall be irrevocable during the term of the Voting Agreement. Based on these provisions, it appears that Mr. McPheely has, at least during the term of the Voting Agreement, sole voting power with respect to shares beneficially owned by the other Reporting Persons. Please revise the cover pages to reflect Mr. McPheely’s and each other Reporting Person’s sole voting power accordingly. Refer to the Schedule 13D’s Instructions for the Cover Page and Item 5. Please also revise Item 4 to include a description of the irrevocable proxy referenced in section 3 of the Voting Agreement. We remind the Reporting Persons of their obligation to promptly file material changes pursuant to Exchange Act Rule 13d-2(a).

Response:  In response to the Staff’s comment, the disclosure in the tables at the forepart of Save Scio’s Schedule 13D has been amended in the Schedule 13D/A filed with the Commission on May 8, 2014.

We are pleased to answer any questions you may have and we will make every reasonable effort to obtain any additional information you may require.

Regards,

BARNES & THORNBURG LLP

/s/ Peter Ekberg

Peter Ekberg

cc:	Bernard M. McPheely
Save Scio

Blake Cooper
David Young
Barnes & Thornburg LLP

Exhibit A

May 14, 2014

Perry Hindin
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Scio Diamond Technologies Corporation
Preliminary Consent Statement on Schedule 14A
Filed April 14, 2014 by Thomas P. Hartness, et al.
File No. 0-54529

Soliciting materials filed pursuant to Exchange Act Rule 14a-12
Filed April 18 and 24, 2014 by Thomas P. Hartness, et al.
File No. 0-54529

Schedule 13D Amendment Nos. 1 and 2
Filed March 24 and April 14, 2014
Filed by Thomas P. Hartness Revocable Trust, et al.
File No. 5-87042

Dear Mr. Hindin:

Each of the members of Save Scio (“we,” “us” or “our”) take very seriously our responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as well as the opportunity the review process provides to improve the content of the our public filings.

We confirm that each of us are responsible for the adequacy and accuracy of the disclosure in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Commission from taking any action with respect to our filings and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas P. Hartness
Thomas P. Hartness

Perry Hindin
May 14, 2014

/s/ Kristoffer Mack
Kristoffer Mack

/s/ Paul Rapello
Paul Rapello

/s/ Glen R. Bailey
Glen R. Bailey

/s/ Marsha C. Bailey
Marsha C. Bailey

/s/ Kenneth L. Smith
Kenneth L. Smith

/s/ Bernard M. McPheely
Bernard M. McPheely

/s/ James Carroll
James Carroll

/s/ Robert M. Daisley
Robert M. Daisley

Michael McMahon

/s/ Ben Wolkowitz
Ben Wolkowitz

/s/ Craig Brown
Craig Brown

/s/ Ronnie Kobrovsky
Ronnie Kobrovsky

/s/ Lewis Smoak
Lewis Smoak